UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Osiris Therapeutics, Inc.

(Name of Subject Company)

Osiris Therapeutics, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68827R108

(CUSIP Number of Class of Securities)

James Black

Chief Legal Officer

Osiris Therapeutics, Inc.

7015 Albert Einstein Drive

Columbia, Maryland 21046

(443) 545-1800

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

John B. Beckman, Esq.

Leslie B. Reese, III, Esq.

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, District of Columbia 20004

(202) 637-5600

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of Osiris Therapeutics, Inc., a Maryland corporation (the “Company”), by Smith & Nephew Consolidated, Inc., a Delaware corporation (“Parent”), and Papyrus Acquisition Corp., a Maryland corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger dated March 12, 2019 (the “Merger Agreement”), among the Company, Parent, Merger Sub and, solely for purposes of Section 7.02 and Article XI thereto, Smith & Nephew plc, an English public limited liability company.

The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by the Company on March 12, 2019 (including all exhibits attached thereto) is incorporated herein by reference.

Important Information

The tender offer for the shares of outstanding common stock of Osiris has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of Osiris. The solicitation and offer to buy common stock of Osiris will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, Smith & Nephew Consolidated, Inc. and Papyrus Acquisition Corp. will file a tender offer statement on Schedule TO with the United States Securities and Exchange Commission (the “SEC”) and thereafter Osiris will file a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE TENDER OFFER OR WHETHER TO TENDER THEIR SHARES PURSUANT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION (INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER) AND THE PARTIES THERETO. Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that Osiris files with the SEC at the SEC’s website at www.sec.gov, or free of charge from Osiris at www.osiris.com or by directing a request to Osiris at OsirisPR@Osiris.com.

Forward-Looking Statements

This communication contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve substantial risks and uncertainties, including statements regarding the completion of the transaction with Smith & Nephew plc. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions intended to identify statements about the future. These statements speak only as of the date of this communication and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Meaningful factors which could cause actual results to differ from these forward-looking statements include, without limitation: (i) uncertainties as to the timing of the tender offer and the subsequent merger; (ii) the risk that the tender offer or the subsequent merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of Osiris’ stockholders tendering their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for Osiris will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the subsequent merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of  the Merger Agreement, including in circumstances which would require Osiris to pay a termination fee; (vii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on Osiris’ ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (viii) risks related to diverting management’s attention from Osiris’ ongoing business operations; (ix) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (x) other factors discussed in the “Risk Factors” and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Osiris’ Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 28, 2018, and risks that may be described in Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings by Osiris with the SEC. In addition to the risks described above, other unknown or unpredictable factors also could affect Osiris’ results. As a result of these factors, we cannot assure you that the forward-looking statements in this communication will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent our views as of the date of this communication. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this communication. You should read this communication and the documents that we reference in this communication completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.